UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-15136

CARNIVAL PLC
(Exact name of registrant as specified in its charter)

Carnival House, 100 Harbour Parade Southampton SO15 1ST, United Kingdom 011 44 23 8065 5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing one ordinary share of Carnival plc

Special Voting Share, GBP 1.00 par value and Trust Shares of beneficial interest in the P&O Princess Special

Voting Trust 1.000% Senior Unsecured Notes due 2029

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date*:

•	American Depositary Shares, each representing one ordinary share of Carnival plc: 2
•	Special Voting Share, GBP 1.00 par value and Trust Shares of beneficial interest in the P&O Princess Special Voting Trust: 2
•	1.000% Senior Unsecured Notes due 2029: 1

* On May 7, 2026, Carnival Corporation and Carnival plc completed the previously announced unification of their dual listed company structure under a single company, Carnival Corporation Ltd., with Carnival plc as a UK subsidiary of Carnival Corporation Ltd. In addition, Carnival Corporation also migrated its jurisdiction of incorporation from the Republic of Panama to Bermuda and changed its name to “Carnival Corporation Ltd.”, in accordance with the terms of the Unification Agreement, dated February 20, 2026, between Carnival Corporation and Carnival plc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Carnival plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CARNIVAL PLC

Date: May 18, 2026	By:	/s/ Enrique Miguez
		Name:	Enrique Miguez
		Title:	General Counsel